EXHIBIT INDEX

EXHIBIT A:
Attachment to item 77C:
Submission of matters to a vote of Security holders.
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EXHIBIT A:
77C

Results of Annual Stockholders Meeting

The Fund's annual stockholders meeting was scheduled for December 3, 1999. The meeting was adjourned three times for failure to obtain the necessary quorum to transact business. At the meeting, as reconvened on February 4, 2000, stockholders approved the stockholder proposals presented by Mr. Phillip Goldstein, including his election as a director of the Fund and a proposal that Advantage Advisers, Inc., the Fund's U.S. Co-Adviser ("Advantage") and Acci Worldwide, S.A. de C.V., the Fund's Mexican Adviser ("Acci Worldwide") present to the Board of Directors a proposal designed to afford stockholders an opportunity to promptly realize net asset value ("NAV"). At the meeting, as reconvened on February 28, 2000, stockholders ratified the selection of PricewaterhouseCoopers LLP as independent accountants of the Fund for the fiscal year ended July 31, 2000. The stockholder proposal to terminate the Fund's advisory arrangements if Advantage Advisers Inc. and Acci Worldwide S.A. de C.V. do not present a plan for stockholders to promptly realize net asset value for their shares was withdrawn at the meeting by a representative of Mr. Phillip Goldstein, the proponent of the stockholder proposal.

The following table provides information concerning the matters voted on at the meeting:

I. Election of Directors

Nominee                     Votes For           Votes Withheld
Phillip Goldstein           4,358,896              29,863


At February 4, 2000, in addition to Phillip Goldstein, the directors of the Fund were as follows:

Carroll Brewster
Sol Gittleman
Alan Rappaport

II.  Ratification of PricewaterhouseCoopers LLP as the
Independent Accountants of the Fund

Votes For               Votes Against               Votes Abstained
6,542,906                  687,118                     831,351

III.  Stockholder Proposals

1. Within 30 days of approval of this proposal, Advantage and Acci Worldwide shall present to the Board of Directors a proposal designed to afford stockholders an opportunity to promptly realize NAV for all their shares.

Votes For             Votes Against               Votes Abstained
4,364,375               3,714,209                     9,515

2. If (a) Proposal No. 1 is approved and (b) within 30 days of such approval Advantage and Acci Worldwide fail to present to the Board of Directors a plan designed to afford stockholder an opportunity to promptly realize NAV for all their shares, the Fund's investment advisory agreements with Advantage and Acci Worldwide shall be terminated as soon as permissible.

Withdrawn on February 28, 2000.

3. If (a) the Board of Directors opposes Proposal No. 1 and (b) Proposal No. 1 is approved, the following Bylaw shall be adopted:
"All compensation earned by the directors shall be held in escrow and not paid to them until the stockholders are able to realize NAV for all their shares. This Bylaw may only be altered or repealed by the stockholders."

Votes For               Votes Against               Votes Abstained
4,315,462                 3,752,837                     19,800

4. The following Bylaw shall be adopted: "The expenses incurred by the Fund related to any contested meeting of stockholders shall be limited to those legally required to achieve a quorum and to allow stockholders to cast an informed vote on all matters to be presented at such meeting. This Bylaw may only be altered or repealed by the stockholders."

Votes For             Votes Against                Votes Abstained
4,675,510               3,387,585                       25,004